UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(RULE 13D-102)

Akebia Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00972D105

(CUSIP Number)

March 25, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TRIATHLON MEDICAL VENTURES FUND LP 34-1988286

2	Check the Appropriate Box if a Member of a Group*
(a) ☐

(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0

	6	Shared Voting Power
1,114,080

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
1,114,080

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,114,080

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)
5.8%

12	Type of Reporting Person
CO

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1	Names of Reporting Persons
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TRIATHLON MEDICAL VENTURES, LLC. 34-1988256

2	Check the Appropriate Box if a Member of a Group*
(a) ☐

(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0

	6	Shared Voting Power
1,114,080

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
1,114,080

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,114,080

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)
5.8%

12	Type of Reporting Person
CO

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Item1(a).	Name of Issuer:
Akebia Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
245 First Street, Suite 1100, Cambridge MA 02142,

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer:

(i) Triathlon Medical Ventures Fund LP, a Delaware limited partnership; and

(ii) Triathlon Medical Ventures, LLC, a Delaware limited liability company which is the general partner of Triathlon Medical Ventures Fund LP

The foregoing persons are hereafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the Principal Business Office of the Reporting Persons is:

300 E-Business Way, Suite 200, Cincinnati, OH 45241

Item 2(c).	Citizenship:

Triathlon Medical Ventures Fund LP is a limited partnership organized under the laws of Delaware.

Triathlon Medical Ventures, LLC is a limited liability company organized under the laws of Delaware and is the sole general partner of Triathlon Medical Ventures Fund LP

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
00972D 105

Item 3.	Not applicable.

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Triathlon Medical Ventures Fund LP is the record owner of 1,114,080 shares of Common Stock of the Issuer. As the sole general partner of Triathlon Medical Ventures Fund LP, Triathlon Medical Ventures, LLC may be deemed to be the beneficial owner of these securities.

The managers of Triathlon Medical Ventures, LLC, John Rice, Carrie Bates, Suzette Dutch and Dennis Costello, have sole voting and investment power for Triathlon Medical Ventures, LLC in its capacity as the sole general partner of Triathlon Medical Ventures Fund LP with respect to the shares held by it.

(b) Percent of class:
5.8%

(c) Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote:
Not applicable.
(ii) Shared power to vote or to direct the vote:
1,114,080
(iii) Sole power to dispose or to direct the disposition of:
Not applicable.
(iv) Shared power to dispose or to direct the disposition of:
1,114,080

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as a of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

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Item 10.	Certification.
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2014

TRIATHLON MEDICAL VENTURES FUND LP
By:	Triathlon Medical Ventures, LLC
General Partner
By:	/s/ John M. Rice
Name: John M. Rice
Title: Manager

TRIATHLON MEDICAL VENTURES, LLC
By:	/s/ John M. Rice
Name: John M. Rice
Title: Manager

 EXHIBITS

Exhibit 1	Joint Filing Agreement, dated April 29, 2014, by and between Triathlon Medical Ventures Fund LP and Triathlon Medical Ventures, LLC

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